SANGOMA TECHNOLOGIES CORPORATION
Notice of Annual and Special Meeting of Shareholders
and
Management Information Circular

October 16, 2024
To be held on
November 19, 2024
via live audio webcast at 11:00 a.m. (Toronto time)

LETTER TO THE SHAREHOLDERS

Dear Shareholders,

As we approach our Annual and Special Meeting, I want to take this opportunity to reflect on what a transformative year fiscal 2024 has been for our company. It was a pivotal time that laid the important transformational groundwork for our future growth and innovation. While transformations can be challenging, the experienced Management team that we have now assembled has stepped up to that challenge well.

In 2024, we achieved significant efficiencies and system improvement, while stabilizing revenue, improving cash flow and reducing the debt burden on the company, all this amid our go-to-market revitalization. I am pleased to report that a few months into fiscal 2025, we are beginning to witness the positive results across the company, from processes improvements, updated systems and tools, improved core competencies within the firm, a more agile organizational structure, and a clear strategy for revenue growth. This is reflected in the gradual improvement of our sales funnel and pipeline, and the revenue growth that we have guided for fiscal year 2025. Our dedicated team has and continues to work tirelessly to enhance operational efficiencies, innovate our product offerings, and expand our market presence, solidifying Sangoma’s place in the market as a communications platform company.

I want to express my sincere gratitude to you, our shareholders, for standing by us during this critical period. Your belief in our vision and commitment to our success has been invaluable. Together, we have navigated through complexities and are now on a promising path forward.

Looking ahead to the remainder of this fiscal year and beyond, we are excited about the opportunities that lie before us to create enduring value for our shareholders. The work we have done to strengthen our balance sheet has put us in a strong financial position, allowing us to explore various options for growth and expansion. We are committed to executing our strategic plans and capitalizing on the optionality that our efforts have created and look forward to providing you with updates on the progress we have made.

Thank you once again for your support and trust in our company. I look forward to sharing our continued progress with you and am excited about what we can achieve together in the coming months and years.

Warm regards,

"Charles Salameh"

CEO & Director
Sangoma Technologies Corporation

SANGOMA TECHNOLOGIES CORPORATION
Suite 100
100 Renfrew Drive
Markham, ON L3R 9R6
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Sangoma Technologies Corporation (the “Corporation”) will be held virtually via live audio webcast at https://web.lumiconnect.com/#/266861517 on Tuesday, November 19, 2024 at 11:00 a.m. (Toronto time) for the following purposes:
(a)TO RECEIVE the consolidated audited financial statements of the Corporation for the financial year ended June 30, 2024, and the auditor’s report thereon;
(b)TO ELECT members of the board of directors of the Corporation;
(c)TO APPOINT KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;
(d)TO CONSIDER and, if deemed appropriate, to pass, with or without variation, an ordinary resolution (the full text of which is set out in Schedule "A" to this Circular) approving a new global employee stock purchase plan ("ESPP"); and
(e)TO TRANSACT such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.
Shareholders of record at the close of business on October 15, 2024 (the “Record Date”) will be entitled to vote at the Meeting.
Shareholders who are unable to be present in person at the Meeting are requested to sign, date and return the form of proxy or voting instruction form received in accordance with the instructions provided. It is important that Shareholders read the accompanying management information circular carefully. The Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.
DATED at Markham, Ontario this 16th day of October, 2024.

BY ORDER OF THE BOARD OF DIRECTORS
Per:	“Charles Salameh”
Name: Charles Salameh
Title: Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted or the context otherwise indicates, the “Corporation”, “Sangoma”, “us”, “we” or “our” refer to Sangoma Technologies Corporation, together with its direct and indirect subsidiaries and predecessors or other entities controlled by it or them on a combined basis. Unless otherwise indicated herein, all references to dollars, “$” or “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars. The board of directors of the Corporation is referred to herein as the “Board” or the “Directors”, and a “Director” means any one of them.
Except as otherwise stated in this Management Information Circular (the “Circular”), the information contained herein is given as of October 16, 2024. Unless otherwise specified in this Circular, numbers and price of the common shares (“Common Shares”) and any other information on securities convertible into Common Shares are stated after giving effect to the consolidation of the Common Shares (the “Consolidation”), effective as of November 2, 2021, on the basis of one new Common Share for every seven outstanding Common Shares (the “Consolidation Ratio”). No person is authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Circular.
EXCHANGE RATE

In this Circular, unless otherwise noted or the context otherwise indicates, all Canadian dollar amounts have been converted to U.S. dollars at the following Bank of Canada average exchange rates:

Fiscal 2024: C$1.00 = US$0.7380
Fiscal 2023: C$1.00 = US$0.7467
Fiscal 2022: C$1.00 = US$0.7901

Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “C” before a specified dollar amount.
PROXY SOLICITATION AND VOTING

Delivery of Proxy-Related Materials
The Corporation is directly sending proxy-related materials to non-objecting beneficial owners. Management of the Corporation does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer the proxy-related materials and Form 54-101F7 (Request for Voting Instructions Made by Intermediary) and, in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

Solicitation of Proxies

This Circular is being furnished in connection with the solicitation by the management of the Corporation of proxies to be used at the Annual and Special Meeting, to be held on November 19, 2024, at the time and place and for the purposes set forth in the Notice of the Annual and Special

Meeting of Shareholders (the “Notice”) or any adjournment or postponement thereof. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or electronic means by directors, officers or employees of the Corporation. None of these individuals will receive extra compensation for such efforts. The cost of solicitation will be borne by the Corporation. The Corporation has distributed, or made available for distribution, copies of the Notice, Circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (“Intermediaries”) for distribution to holders of Common Shares (“Beneficial Holders”) whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Holders. The solicitation of proxies from Beneficial Holders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Beneficial Holders are provided by the Intermediaries. The Corporation will reimburse reasonable expenses incurred by the Intermediaries in connection with the distribution of these materials.
Virtual Meeting

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with Directors of the Corporation and management as well as other Shareholders. Shareholders will not be able to attend the Meeting in person. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiconnect.com/#/266861517. Beneficial Holders who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but not be able to participate or vote at the Meeting.

Voting at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See "Participation in the Meeting".

Beneficial Holders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Beneficial Holders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Holder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Appointment of a Third Party as Proxy" and "Participation in the Meeting".

Appointment of a Third Party as Proxy

The following applies to Shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including Beneficial Holders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

• Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Holder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

• Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com by 11:00am ET on November 15, 2024 and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a Registered Shareholder, or name of broker where the shares are held if a Beneficial Holder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a Beneficial Holder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading "Participation in the Meeting".

Legal Proxy – US Beneficial Shareholders

If you are a Beneficial Holder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under "Participation in the Meeting", you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Holders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to sangoma@odysseytrust.com and received by 11:00 am ET on November 15, 2024.

Revoking your Proxy

A proxy is revocable. If you have given a proxy, you (or your attorney authorized in writing) may revoke the proxy by giving notice of the revocation in writing to Odyssey by e-mail to sangoma@odysseytrust.com at any time up to and including the last business day before the Meeting. The notice of the revocation must be signed as follows: (a) if you are an individual, then the notice must be signed by you or your legal personal representative or trustee in bankruptcy and (b) if you are a corporation, then the notice must be signed by the corporation or by a representative duly appointed for the corporation.

Participation in the Meeting

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid Username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiconnect.com/#/266861517. Such persons may then enter the Meeting by clicking "I have a login" and entering a Username and Password before the start of the Meeting:

• Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the Meeting is "sangoma2024" (case sensitive). If as a Registered Shareholder you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the meeting, you will revoke your previous voting instructions received prior to voting cutoff.

• Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is "sangoma2024" (case sensitive). Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Holders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Beneficial Holders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Appointment of a Third Party as Proxy".

Voting of Proxies
The Common Shares represented by the Form of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such specification, such Common Shares will be voted at the Meeting as follows:
•FOR the election of those persons listed in this Circular as the proposed Directors for the ensuing year;
•FOR the appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the Board to fix the auditor’s remuneration; and
•FOR the approval of an ordinary resolution (the “ESPP Resolution”) the text of which is attached hereto as Schedule “A”), with or without amendments, approving the Employee Share Purchase Plan ("ESPP").
For more information on these issues, please see the section entitled “Matters to Be Acted Upon at the Meeting” in this Circular. The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the Form of Proxy and the Notice of Meeting and with respect to any other matters which may properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the Form of Proxy to vote in accordance with their best judgment on such matter or business. As at the date of this Circular, the Directors know of no such amendments, variations or other matters.
Quorum
A quorum for the transaction of business at the Meeting or any adjournment or postponement thereof shall be two persons present and entitled to vote at the Meeting.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
At the Meeting, each holder of Common Shares of record at the close of business on the Record Date will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.
The Corporation is authorized to issue an unlimited number of Common Shares. The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “STC” and the Nasdaq Stock Market (“NASDAQ”) under the symbol “SANG”.
As of the date of this Circular, there are 33,720,380 Common Shares issued and outstanding.
PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the Directors and executive officers of the Corporation, as of the date hereof, the only person or company that beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the issued and outstanding Common Shares is:

Name	Type of Ownership	Common Shares	Percentage of Class
Norm Worthington(1)	Beneficial	6,431,714	19.07%
Mawer Investment Management Ltd.(2)	Beneficial	3,395,292	10%
_______________
Notes:

(1)    Mr. Worthington beneficially owns, controls or directs, directly or indirectly all of the equity interests of Old Town Gelato, LLC, which holds 6,431,714 Common Shares (19.1%).
(2)    Reflects Mawer Investment Management Ltd.'s beneficial holdings as set out in its Schedule 13(G) dated as of October 2, 2024.

MATTERS TO BE ACTED UPON AT THE MEETING

1Presentation of Financial Statements
The financial statements of the Corporation for the year ended June 30, 2024 and the auditors’ report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements.
2Election of Directors
The Corporation’s articles provide that the Board is to consist of a minimum of three and a maximum of nine Directors, with the actual number to be determined from time to time by the Board. The Board currently consists of seven Directors and the present term of office of each Director of the Corporation will expire upon the election of Directors at the Meeting.
It is proposed that each of the seven (7) persons whose name appears below under the heading “Director Nominees” be elected as a Director of the Corporation to serve, until the close of the next annual meeting of Shareholders or until his successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation’s by-laws.
The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, intend to vote for the election, as Directors, of the proposed nominees whose names are set out below under the heading “Director Nominees”. It is not contemplated that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the Form of Proxy reserve the right to vote for another nominee at their discretion.
Majority Voting Policy
In accordance with the requirements of the TSX, the Board has adopted a majority voting policy (the “Majority Voting Policy”), which requires that in an uncontested election of directors, if any nominee does not receive a greater number of votes “for” than votes “withheld” at a meeting of Shareholders, such nominee shall offer his or her resignation as a director to the Board promptly following the meeting of Shareholders at which the Director was elected. The Compensation, Nominating and Governance Committee (the “CNGC”) will consider such offer and make a recommendation to the Board as to whether or not to accept it. The Board shall accept the offer of resignation absent exceptional circumstances. The Board will make its decision within 90 days following the meeting of Shareholders and announce it in a press release. Should the Board determine not to accept the resignation, the press release will state the reasons for that decision. A Director who tenders a resignation pursuant to the Majority Voting Policy will not be part of any deliberations of any Board committee (including the CNGC) or the Board pertaining to the resignation offer.
Advance Notice Provisions
Amended and Restated By-Law No. 2 provides that Shareholders seeking to nominate candidates for election as Directors must provide timely written notice to Sangoma’s corporate secretary at Sangoma’s principal executive offices.

The purpose of these provisions is to (i) ensure that all Shareholders receive adequate notice of Director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or special meetings of Shareholders. Amended and Restated By-Law No. 2 fixes the deadline by which Shareholders must submit Director nominations to Sangoma prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in a timely written notice to Sangoma for any Director nominee to be eligible for election at such annual or special meeting of Shareholders.
To be timely, a Shareholder’s notice must be received (i) in the case of an annual meeting of Shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Shareholder may be received not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing Directors, not later than the close of business on the 15th day following the date on which the first public announcement of the date of the special meeting was made. The Advance Notice By-Law also prescribes the proper written form for a Shareholder’s notice. The Board may, in its sole discretion, waive any requirement under these provisions.
About the Nominees
The following table sets forth the names of, and certain other biographical information for, the seven individuals proposed to be nominated for election as Directors at the Meeting. As of the date of this Circular, Mr. Worthington, holds approximately 19.1% of the Common Shares issued or issuable to Star2Star Holdings and Star2Star Holdings is therefore entitled to nominate two Directors at the Meeting. Currently, Norman Worthington serves on the Board pursuant to Star2Star Holdings’ nomination right. Each of the foregoing Directors is nominated for re-election pursuant to Star2Star Holdings’ nomination rights at the Meeting.

Nominee	Director Since	Board Meeting Attendance	Number of Common Shares Beneficially Owned or Controlled
Allan Brett Ontario, Canada Age: 56 Status: Independent	January, 2017	5/5	51,857
Mr. Brett has been a member of our Board of Directors since January 2017. Mr. Brett currently serves as a member of the CNC, as well as a member of the Audit Committee. Mr. Brett is a CPA, CA and CBV, and an experienced public company executive who currently serves as the CFO and The Descartes Systems Group Inc., a public company listed on the TSX and NASDAQ. From 1996 to January 2014, Mr. Brett was the CFO at Aastra Technologies Limited, a TSX listed company, through its sale to Mitel Networks Corporation in 2014.
Al Guarino Ontario, Canada Age: 68 Status: Independent	May, 2014	5/5	40,000
Mr. Guarino is a CPA and has been a member of our Board of Directors since May 2014. Mr. Guarino currently serves as the Chair of the Audit Committee. Mr. Guarino is the Chief Financial Officer of Physiomed Health, one of Canada’s largest and fastest growing chains of healthcare clinics. He is a significant shareholder in several privately held enterprises ranging from health care, manufacturing, distribution, and automotive.
Marc Lederman Pennsylvania, USA Age: 53 Status: Independent	March, 2021	5/5	2,022,717

Mr. Lederman has been a member of our Board of Directors since March 2021, following the acquisition of StarBlue Inc. Mr. Lederman currently serves as a member of the Audit Committee as well as Chair of the CNGC. Mr. Lederman is a co-founder of NewSpring Capital and a General Partner of the Firm’s dedicated growth equity funds which has membership interest in Holdings. He serves as the member of the investment committee of all NewSpring Growth and NewSpring Mezzanine funds. Mr. Lederman has an extensive background in finance, investing, consulting, and accounting and was a Certified Public Accountant. Prior to co-founding NewSpring, he was a Manager in the Business Assurance and Advisory Services Group of Deloitte. Mr. Lederman is an active member of the Mid-Atlantic region’s private equity and venture capital community. Mr. Lederman received a BS in Accountancy from Villanova University and an MBA from The Wharton School of University of the Pennsylvania. Mr. Lederman has served on the board of directors on over a dozen technology and service companies over the past two decades.
Giovanna (Joanne) Moretti Texas, USA Age: 62 Status: Independent	April, 2023	4/5	0
Ms. Moretti has been a member of the Board since April 2023 and currently serves as a member of the Compensation, Nominating and Governance Committee. With over 32 years' experience in the High-Tech & Manufacturing industries, holding board-appointed C-level responsibilities in Fortune 200 companies as well as startups, her expertise spans sales, marketing and product management with a tremendous record of delivering profitable growth. Today, she is the Chief Revenue Officer at Fictiv, a digital manufacturing company that delivers on-demand custom manufacturing to some of the largest enterprises as well as most innovative startups in the world. During the last five years, she has helped Fictiv achieve hypergrowth. Prior to Fictiv, Joanne sat on the board of DecisionLink, was the SVP & Chief Marketing Officer at Jabil, a Fortune 200 Manufacturing Solutions Company and held Sales & Marketing roles at tech giants HP, Dell and CA to make significant impact in each company.
Charles Salameh Ontario, Canada Age: 59 Status: Not Independent	September, 2023	5/5	261,522
Mr. Salameh has been the Chief Executive Officer for Sangoma since September 1, 2023. Charles is a seasoned technology executive with more than three decades of international expertise, with a storied career spanning the Information Technology and Network industries. His notable contributions include pivotal roles in the global evolution of Infosys’ Strategic go-to-market programs, SVP of Hewlett Packard Services Americas business, and occupying various high-ranking positions at DXC, Nortel Networks, and Bell Canada. Equipped with an MBA from the University of Toronto and a civil engineering degree, Charles combines robust academic foundations with his broad career experiences. Beyond his professional and academic accolades, he dedicates himself to advising the industry and passionately advocates for the advancement of technology.
April Walker Pennsylvania, USA Age: 58 Status: Independent	July, 2024	0/0	0
Ms. Walker has been a member of the Board since July 2024 and has experience as a senior technology executive at two major U.S. enterprises, where she significantly contributed to global and national organizations in customer success, technology, and innovation. From July 2022 to June 2024, Ms. Walker held the position of Senior Vice President of Customer Success at Salesforce. Prior to this role, she served as General Manager of the Microsoft Technology and Innovation Centers at Microsoft.
Norman A. Worthington, III Florida, USA Age: 65 Status: Not Independent	March, 2021	5/5	6,431,714
Mr. Worthington has been the Chair of our Board of Directors since April 2021, following the StarBlue Acquisition. Mr. Worthington was also a Sangoma employee from February 2023 to September 2023 when he took over as the Company’s Interim Executive Chairman, and previously from April 2021 to May 15, 2022 to assist with the integration of StarBlue following the StarBlue Acquisition. Mr. Worthington previously served as the CEO of Star2Star Communications, LLC from 2006 to 2018, and again from January 2020 until March 31, 2021 and as the Executive Chairman of StarBlue from January 2018 to March 2021.

_______________
Notes:

(1)    Mr. Worthington beneficially owns, control or directs, directly or indirectly, these Common Shares through Old Town Gelato, LLC.
(2)    Mr. Lederman beneficially owns, control or directs, directly or indirectly, these Common Shares in his own name and through NSG III S2S (Blocked) Subsidiary L.P., NSG III S2s (Unblocked) L.P. and /NewSpring Growth Capital III-A2 LP.
(3)    Ms. Walker joined the Board effective July 1, 2024, following the end of Fiscal 2024.

Skills Matrix

The following chart illustrates the relevant skills possessed by each Director who is proposed for election at the Meeting:

	Accounting/Financial	Financial Expert (for Audit Committee)	Governance / Risk	Sales & Marketing	M&A	Compensation / Human Resources	Innovation / Technology	Communications / SaaS	Other Public Company Board Experience	Executive Leadership	Strategic Planning
Allan Brett Director (Lead Independent Director)	X	X	X		X	X		X	X	X	X
Al Guarino Director	X	X	X	X	X	X	X	X	X	X	X
Marc Lederman Director	X	X	X		X	X		X		X	X
Joanne Moretti Director			X	X	X	X	X	X		X	X
Charles Salameh Director and Chief Executive Officer				X	X	X	X	X		X	X
April Walker Director	X			X	X	X	X	X		X	X
Norman A. Worthington Director (Chair)	X		X	X	X	X	X	X		X	X

Corporate Cease Trade Orders or Bankruptcies
To the knowledge of the Corporation, no nominee proposed for election is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that:
(a)was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or
(b)was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
For purposes hereof, “order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.
To the knowledge of the Corporation, no nominee proposed for election is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets.
Personal Bankruptcies
To the knowledge of the Corporation, no nominee proposed for election has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.
Penalties or Sanctions
No nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for such nominee.
Star2Star Stock Purchase Agreement
The Corporation entered into a stock purchase agreement dated January 28, 2021 (the “Star2Star SPA”) to acquire all the shares of StarBlue Inc. from Star2Star Holdings, LLC (“Star2Star Holdings”) and Blue Face Holdings Limited (together, the “Sellers”).
Under the terms of the Star2Star SPA, the Corporation agreed to fix the Board at five Directors. Additionally, as long as Norman Worthington and his Affiliates (as defined in the Star2Star SPA) continue to own at least 50% of the Common Shares (i) issued under the Star2Star SPA to Star2Star Holdings, and (ii) distributed or distributable by Star2Star Holdings to Mr. Worthington, then Mr. Worthington, or another individual designated by Mr. Worthington if he is unable to serve as a Director, shall have the right to be one of the Star2Star Director nominees.
Mr. Worthington shall serve as Chairman of the Board until the earlier to occur of (i) such time that he is no longer physically or mentally capable to serve in such capacity, (ii) such time as he no longer owns, directly or indirectly, at least 15% of the issued and outstanding Common Shares, and (iii) he is no longer a member of the Board.
Star2Star Holdings, in its capacity as the Seller Representative (as defined in the Star2Star SPA) agreed to increase the size of the Board.

The foregoing summary is qualified in its entirety by reference to the provisions of the Star2Star SPA, a copy of which is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca
3Appointment of Auditors
The audit committee of the Corporation (the “Audit Committee”) recommends to the Shareholders that KPMG LLP (“KPMG”) be appointed as the independent auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.
KPMG has been the auditor of the Corporation since September 27, 2022. The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to appoint KPMG as auditors of the Corporation and to authorize the Directors to fix KPMG's renumeration.

The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to appoint KPMG as auditors of the Corporation and to authorize the Directors to fix KPMG’s remuneration.
Audit Committee Information
Reference is made to the Corporation’s current annual information form (“AIF”) for information relating to the Audit Committee, as required under Form 52-110F1 – Audit Committee Information Required in an AIF. The AIF is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca. Upon request, the Corporation will promptly provide a copy of the AIF free of charge to a securityholder of the Corporation.
4Approval of Employee Share Purchase Plan
At the Meeting, Shareholders will be asked to approve the proposed ESPP, described below. The ESPP was unanimously approved by the Board with an effective date of October 16, 2024. If approved by the Shareholders, the first offering period will begin on January 15, 2024.

The Corporation is seeking to reserve for issuance 674,000 Common Shares under the ESPP, representing approximately 2% of the issued and outstanding Common Shares as of October 16, 2024. The ESPP is designed to encourage employee share ownership by providing eligible employees with an opportunity to purchase Common Shares through voluntary payroll deductions, so as to encourage a proprietary interest in the operation, growth and development of the Corporation.

The material features of the ESPP are summarized below. The summary does not purport to be a complete description of all of the provisions of the ESPP. It is qualified in its entirety by reference to the complete text of the ESPP, which has been appended to this Circular as Schedule “B”.

Administration of the ESPP

The ESPP will be administered by the Board, which may delegate its authority to a duly authorized committee of the Board (the “ESPP Plan Administrator”).

Eligibility

All employees of the Corporation and certain of the Corporation’s subsidiaries (including officers and directors of the Corporation who are also employees of certain of the Corporation’s subsidiaries but excluding employees who are ordinarily resident in certain jurisdictions designated by the ESPP Plan Administrator as “Excluded Jurisdictions”) whose regularly scheduled work week consists of at least 20 hours and who have completed three consecutive months of employment are eligible to participate in the ESPP.

Participation

An eligible employee may elect to participate in the ESPP by authorizing payroll deductions in an amount between 1% and 2% of his or her eligible compensation to be contributed to the ESPP. Such contributions are used to purchase Common Shares at the end of each offering period. Eligible employees may not purchase Common Shares under the ESPP which exceed a fair market value (determined by reference to the closing price of the Common Shares on the TSX) of US$25,000 at the time the purchase rights are granted per calendar year. Common Shares may be purchased under the ESPP for 90% of the fair market value of the Common Shares (determined by reference to the closing price of the Common Shares on the TSX) on the purchase date. Each offering period is six months in duration, commencing on January 15 and July 15 of each year.
Insider Participation Limits

The participation of insiders of the Corporation is limited under the ESPP such that (i) the number of Common Shares issuable to insiders of the Corporation pursuant to the ESPP and any other security-based compensation arrangement of the Corporation cannot exceed, at any time, 10% of the Corporation’s issued and outstanding Common Shares, and (ii) the number of Common Shares issued to insiders of the Corporation pursuant to the ESPP and any other security-based compensation arrangement of the Corporation cannot exceed, within any one year period, 10% of the Corporation’s issued and outstanding Common Shares.

The ESPP prohibits purchases under the ESPP by employees of certain designated subsidiaries who are U.S. taxpayers and who, after giving effect to such purchases, would own, directly or indirectly, Common Shares possessing 5% or more of the total combined voting power or value of all the classes of the capital shares of the Corporation or of any parent, as defined in Section 424(e) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any subsidiary of the Corporation as defined in Section 424(f) of the Code.

Non-Transferability

Share purchase benefits and employee contributions may not be assigned, transferred, pledged or hypothecated in any way.

Amendments and Termination

The ESPP Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the ESPP in whole or in part, subject to any regulatory or TSX approval that may be required and provided that the ESPP may not be amended in any way that would (a) cause rights issued under the ESPP in respect of 423 Component Eligible Employees (as defined in the ESPP) to fail to meet the requirements for employee share purchase plans as defined in Section 423 of the Code or any successor thereto, including, without limitation, Shareholder approval if required; or (b) deprive a participant of any benefits that have accrued to the date of termination or which would cause or permit any Common Shares or employee contributions held pursuant to the ESPP to revert to or become the property of the Corporation (other than pursuant to the existing termination provisions).

Notwithstanding the above, and subject to the rules of the TSX (which requires approval of disinterested shareholders), the approval of shareholders is required to effect any of the following amendments to the ESPP:

(a)    increasing the number of Common Shares reserved for issuance under the ESPP, except pursuant to provisions of the ESPP that permit the ESPP Plan Administrator to make equitable adjustments in the event of certain transactions affecting the Corporation or its capital;
(b)    removing or exceeding the 10% limits on Common Shares issuable or issued to insiders;
(c)    increasing the 90% discount to the fair market value of the Common Shares which can be purchased under the ESPP;
(d)    permitting any interest in the Share purchase benefits or the employee contributions under the ESPP to be transferable or assignable; and
(e)    deleting or otherwise reducing the range of amendments which require approval of the shareholders.

Except for the items listed above, amendments to the ESPP will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the holding, payment or withdrawal provisions of the ESPP or any Common Shares purchased pursuant to the ESPP, as applicable, (b) changing the length or frequency of the offering periods, (c) amending provisions to achieve tax, securities law and other compliance objectives in particular jurisdictions, which may include (but with respect to the Code Section 423 Component (as defined in the ESPP), only to the extent permitted by Section 423 of the Code and regulations thereunder), granting options to participants who are citizens or residents of a non-U.S. jurisdiction that are less favorable than the terms of purchase rights generally granted under the

ESPP to employees resident in the United States; and (d) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Termination of Participation

A participant may withdraw from participation in the ESPP at any time. Participation in the ESPP will terminate on a participant’s termination of employment, death, transfer to status other than an eligible employee, transfer to an excluded subsidiary or a change in the designation of a participant’s employer to an excluded subsidiary. Any employee contributions will be refunded within 30 days to the former participant or to his or her estate.

The commencement of an approved leave of absence is not deemed a termination of employment until the later of (i) three months after the commencement of an approved leave of absence, and (ii) the earlier of the date that the participant’s approved leave of absence ends and the date the participant no longer has a statutory or contractual right to re-employment.

Change in Control

In the event of a Change in Control (as defined in the ESPP), appropriate adjustments shall be made to give effect thereto on an equitable basis in terms of issuance of shares of the Surviving Entity (as defined in the ESPP) or successor resulting from the Change in Control. If such Surviving Entity or Parent Entity (as defined in the ESPP) refuses to continue or assume outstanding purchase rights under the ESPP, or issue substitute rights for such outstanding rights, then the ESPP Plan Administrator may, in its discretion, either terminate the ESPP or shorten the offering period then in progress by setting a new purchase date for a specified date before the date of the consummation of the Change in Control. In the event of a change in the purchase date, each participant shall be notified in writing, prior to any new purchase date, that the purchase date for the existing offering period has been changed to the new purchase date and that the participant’s right to acquire Common Shares will be exercised automatically on the new purchase date unless prior to such date the participant’s employment has been terminated or the participant has withdrawn from the ESPP. In the event of a dissolution or liquidation of the Corporation, any offering period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board.

The Board recommends that Shareholders vote FOR the ESPP Resolution attached as Schedule “A” to this Circular.
5Other Business
Management is not aware of any other business to come before the Meeting other than as set forth in the Notice. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

COMPENSATION
Compensation Governance
Compensation, Nominating and Governance Committee
The CNGC is composed of Marc Lederman (Chair), Allan Brett and Joanne Moretti, directors of the Corporation, all of whom are considered “independent”, as that term is defined in National Instrument 52-110 – Audit Committees. As set out in the directors’ biographies, each of the members of the CNGC has direct experience that is relevant to his responsibilities on the CNGC.
The duties of the CNGC as they relate to compensation include developing and monitoring the Corporation’s overall approach to compensation issues and, subject to approval by the Board, implementing and administering a system of compensation which reflects superior standards of compensation practices. Periodically, the CNGC will review the adequacy and form of the compensation of the directors of the Corporation with a view to ensuring that such compensation realistically reflects the responsibilities and risks of being a director.

The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the CNGC, which includes the following duties:
A. Corporate Governance and Compliance

(1)to develop and monitor the Corporation’s overall approach to corporate governance compensation issues and, subject to approval by the Board, to implement and administer a system of corporate governance and compensation which reflects superior standards of such practices and to continue to develop the Corporation’s approach to such issues;
(2)to undertake an annual review of corporate governance and compensation issues and practices as they affect the Corporation and make a comprehensive set of recommendations to the Board during each calendar year;
(3)to advise the Board or any committees of the Board of corporate governance and compensation issues which the Committee determines ought to be considered by the Board or any such committee;
(4)to review with the Board on a regular basis but not less than annually, the Board Charter, the charter of each of the committees of the Board and the methods and processes by which the directors fulfill their respective duties and responsibilities, including without limitation:
i.the number and content of meetings of the directors;
ii.the number of meetings of the independent directors at which members of management are not present;
iii.the annual schedule of issues to be presented to the Board at its meetings or those of its committees;
iv.material which is to be provided to the Board generally and with respect to meetings of the Board; and
v.the communication process between the Board and Management;
(5)to adopt and implement a communications policy for the Corporation as well as a black-out policy for directors, executives, and employees of the Corporation;
(6)to recommend to the Board for adoption a business code of conduct to ensure ethical behavior and compliance with laws and regulations, to monitor compliance with such code of conduct and to consider and, if deemed appropriate, provide waivers from compliance with the code;
(7)to recommend to the Directors certain human resources and compensation policies and guidelines;
(8)to recommend to the Board a system which enables a committee or an individual director to engage separate independent counsel and advisors at the expense of the Corporation in appropriate circumstances and, upon the approval by the Board of such a process, to be responsible for the management and administration thereof;

B. Engagement / Compensation of Senior Executives

(9)to ensure that the Corporation has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the Chief Executive Officer in this regard;
(10)to develop a position description for the Chief Executive Officer and to ensure that policy guidelines and systems are in place to provide for a comprehensive annual review of the performance of the Chief Executive Officer;
(11)to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and to evaluate the Chief Executive Officer’s performance in light of these goals and objectives;
(12)to set the annual salary, bonus, and other benefits, direct and indirect, of the Chief Executive Officer, Named Executive Officers (as defined below) and other senior executive officers who report directly to the Chief Executive Officer, provided that the Chief Executive Officer may not be present during voting or deliberations on his or her compensation;
(13)to implement and administer human resources and compensation policies approved by the directors concerning the following:
i.executive compensation, employment and related contracts, stock option plans, deferred share plans and other incentive and equity-based plans; and
ii.proposed personnel changes involving NEOS and senior executive officers reporting to the Chief Executive Officer;

(14)from time to time to review with the Chief Executive Officer, the Corporation’s broad policies on compensation for all employees and overall labour relations strategies;
(15)review and make recommendations to the Board with respect to awards under any incentive compensation or equity-based plans of the Corporation;
(16)to develop and implement a process for assessing the effectiveness of the compensation policies and practices of the Corporation and to report and make recommendations to the Board thereon;
(17)to the extent the Committee deems appropriate, oversee the selection of any peer group used in determining compensation or any element of compensation;
(18)consider the level of diversity, equity and inclusion among senior management in accordance with the Corporation’s Diversity Policy through continuously monitoring the level of diversity, equity and inclusion (including, but not limited to, diversity of gender (including the level of female representation), race and ethnicity) among senior management and, where appropriate, recruiting qualified diverse candidates (including, but not limited to, qualified female candidates) as part of the Corporation’s overall recruitment and selection process to fill senior management positions, as the need arises, through vacancies, growth or otherwise;

C. Board Member Candidates and Board Assessments

(19)to adopt a process to determine what competencies and skills the Board should possess given the nature of the business of the Corporation;
(20)to assess the competencies and skills of each existing director, with a view to assessing the Board as a whole for the purpose of, in part, facilitating effective decision making by the Board;
(21)to develop a position description for the chairman of the Board (the “Chairman”) and to assess the performance of the Chairman;
(22)to identify and recommend qualified individuals to become new members of the Board, giving due consideration to:
i.the competencies and skills that the board considers to be necessary for the Board, as a whole, to possess;
ii.the competencies and skills that the Board considers each existing director to possess; and
iii.the competencies and skills each new nominee will bring to the boardroom;
(23) to develop and implement an orientation and educational program for new recruits to the Board to familiarize new directors with the business of the Corporation, its management and professional advisers and its facilities as well as to inform such recruits of the contribution they are expected to make including, but not limited to, the commitment of time and energy that the Corporation expects from its directors;
(24)to provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remain current;
(25)to develop and implement a process for assessing the effectiveness of the Board, individual directors, Board committees and the chairs thereof and to report and make recommendations to the Board thereon;
(26)to review and assess the Committee’s performance, effectiveness, and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Committee will conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board, including any recommended changes to this Charter and to the Corporation’s policies and procedures;
(27)to recommend the slate of directors to be nominated for election at the annual meeting of shareholders;
(28)to review periodically the adequacy and form of the compensation of the directors of the Corporation with a view to ensuring that such compensation realistically reflects the responsibilities and risks of being a director; and
(29)to consider the level of diversity, equity and inclusion on the Board in accordance with the Corporation’s Diversity Policy through continuously monitoring the level of diversity, equity and inclusion (including, but not limited to, the level of female representation) on the Board and, where appropriate, recruiting qualified diverse candidates (including, but not limited to, qualified female candidates) as part of the Corporation’s overall recruitment and selection process to fill Board positions, as the need arises, through vacancies, growth or otherwise.

Overview
The following discussion describes the significant elements of the compensation of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Managing Director (collectively, “named executive officers” or “NEOs”) for Fiscal 2024, namely:
•Charles Salameh, Chief Executive Officer;
•Jeremy Wubs, Chief Operating Officer;
•Larry Stock, Chief Financial Officer;
•Nenad Corbic, Chief Technology Officer; and
•Paula Griffo, Managing Director, VoiP Supply
Effective February 27, 2023, Mr. Worthington was appointed Interim Executive Chairman, to step in temporarily in place of the Chief Executive Officer. As of September 1, 2023, the Corporation appointed Mr. Salameh as the new Chief Executive Officer and Mr. Worthington resumed his role as Chairman of the Board. Mr. Wubs was appointed as the Chief Operating Officer on September 11, 2023.
Compensation Discussion and Analysis
Compensation Objectives
The specific objectives of the Corporation’s compensation program for executive officers are as follows:
•to attract and retain talented executive officers;
•to align the interests of executive officers with those of the Corporation’s Shareholders; and
•to link individual executive compensation to the performance of both the Corporation and the individual executive officer.
The Corporation’s compensation program is currently designed to reward executive officers for:
•superior corporate performance relative to pre-set internal and corporate objectives; and
•exceptional levels of individual performance consistent with, and contributing to, the achievement of the Corporation’s strategic goals.
The CNGC has worked closely with the Corporation's Board and Chief Executive Officer to design an executive officer compensation program to achieve the following objectives:
•to attract and retain talented, high-performing and experienced executive officers who provide meaningful contributions to the success and growth of our Corporation;
•to motivate our executive officers to achieve our corporate and financial objectives; and
•to align the interests of our executive officers with those of our Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business.

The Corporation will continue to evaluate and develop the executive compensation program on an annual basis to ensure it remains competitive and aligns with the interests of our stakeholders.

Compensation Consultant
With respect to Fiscal 2024 compensation, Compensia, an independent consulting firm, was retained to provide services in connection with executive officer and director compensation matters, including, among other things, to:
•develop a compensation peer group for the purposes of benchmarking executive and director pay along with a summary of peer company compensation program design practices;
•benchmark executive and director pay levels to determine market pay levels, using both the compensation peer group (as listed below) and survey data for similarly-sized companies within our industry;

•develop a market-based compensation framework to guide pay decisions; and

•conduct research on the incentive program structure.
Compensia was initially retained on June 10, 2022.
The CNGC considered the information provided by Compensia. The final decisions relating to compensation and incentive plan design were made by, and are the responsibility of, the CNGC.

The following table summarizes the fees billed by independent compensation consultants in respect of services provided to the Corporation in Fiscal 2024 and 2023:

Type of Fee	2024	2023
Executive Compensation-Related Fees	$22,560	$41,399
All Other Fees	-	-

Compensia does not provide any services to the Corporation other than directly to the CNGC or as approved and overseen by the CNGC.
For Fiscal 2024, the Corporation, together with Compensia, determined that its peer group for the purpose of benchmarking executive and director compensation, includes the following comparable public companies: 8x8, AudioCodes, Bandwidth, Coveo Solutions, Domo, Five9, Kaltura, LiveVox Holdings, MiX Telematics, Nuvera Communications, ON24, Ooma, Optiva, Ribbon Communications, RingCentral, Synchronoss Technologies, Veritone and Weave Communications.

Looking forward to Fiscal 2025, the Corporation, together with Compensia has revised its peer group to include the following comparable public companies: 8x8, Bandwidth, Brightcove, Cambium Networks, Coveo Solutions, Domo, Haivision Systems, Kaltura, LivePerson, Nuvera Communications, ON24, Ooma, Optiva, Ribbon Communications, Synchronoss Technologies, Vecima Networks, Veritone and Weave Communications.

Principal Elements of Compensation
The executive compensation program is intended to provide executives with an appropriate and competitively balanced mix of guaranteed cash (base salary) and performance-based (short-term – annual cash bonus; long-term – equity awards) incentive compensation. Short and long-term incentive awards are determined by the achievement of annual individual performance objectives and the performance of the Corporation. The Corporation’s executive compensation mix (the proportion of base salary, short and long-term incentive awards) is designed to reflect the relative impact of the executive’s role on the Corporation’s performance and considers how the compensation mix aligns with long-term shareholder value creation. For Fiscal 2023, payouts to NEOs were based on the CNGC’s assessment of performance based on expected revenues, adjusted EBITDA, and various other measures of individual performance throughout the year. Beginning in Fiscal 2023 with the introduction of our Omnibus Plan, executives can receive a mix of restricted share units ("RSUs"), performance share units ("PSUs") and options, in satisfaction of the long-term incentive portion of their compensation.

Compensation Risk
The CNGC’s oversight includes setting objectives and evaluating individual and overall corporate performance and ensuring that total compensation for executive officers, including NEOs, is fair, reasonable and consistent with the objectives of the Corporation’s compensation program, and considers the implications of the risks associated with the Corporation’s compensation policies and practices.

To mitigate risks associated with the compensation program and practices that could encourage an NEO or individual at a principal business unit or division to take inappropriate or excessive risks, the Corporation has implemented various policies and procedures, including:
•an insider trading policy that prohibits all Directors, officers, employees contractors and consultants from (i) selling “short” the Corporation’s securities, (ii) purchasing or selling derivate securities, or (iii) any hedging or monetization transactions;
•a compensation clawback policy (the "Compensation Clawback Policy") that recoups incentive compensation from executives that was previously paid or awarded under certain circumstances, including in order to comply with the requirements stipulated by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 of the Exchange Act and the listing standards adopted by NASDAQ;
•a significant portion of total executive compensation being satisfied through long-term incentives, which focuses our executives on sustained, long-term shareholder value creation; and
•the CNGC has oversight of the total value awarded to each executive through the approval of the total compensation package, including any incentive awards, and reviews the current compensation program on an annual basis to identify and address any compensation related risks.

Compensation Clawback Policy
To further align management's interests with those of our Shareholders and to comply with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the listing standards adopted by NASDAQ (the “NASDAQ Listing Rules”), the Corporation has adopted a Compensation Clawback Policy which provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers (as defined in the Compensation Clawback Policy) of the Corporation in the event that the Corporation is required to prepare an accounting restatement. The Compensation Clawback Policy shall apply to any incentive-based compensation awarded to and received by executives, including any awards granted on or before October 2, 2023.

Additionally, the Compensation Clawback Policy provides that if the Corporation is required to prepare an accounting restatement as a result of misconduct then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer shall reimburse the Corporation for (i) any bonus or other inventive-based or equity-based compensation received during the 12-month period following the date of the financial document, and (ii) any profits realized from the sale of the Corporation's securities during such 12-month period. The foregoing description of the Compensation Clawback Policy is a summary only and is qualified in its entirety by reference to the full text of the Compensation Clawback Policy.

Stock Awards

The Corporation has adopted an Omnibus Equity Incentive Plan which allows the CNGC to grant long-term stock Options, RSUs, PSUs and DSUs to eligible participants in order to attract, retain and motivate qualified Directors, officers, employees and consultants of the Corporation. For Fiscal 2024, the CNGC awarded a mix of RSUs and PSUs to each of the Corporation's executive officers. The material features of the Omnibus Plan are summarized under “Omnibus Equity Incentive Plans”.

Performance Graph

The graph below compares the cumulative total Shareholder return (“TSR”) over the five most recently completed financial years of C$100 invested in Common Shares with the cumulative total return of the S&P/TSX Composite Index for the same period.

_______________
Notes:

(1) Includes certain adjustments to reflect the consolidation of common shares on a 1:7 basis that took place on November 2, 2021 after the Corporation graduated to the TSX and commenced trading on a 7:1 post consolidated basis on November 8, 2021.

The S&P/TSX Composite Index tracks the share prices of the largest companies on the TSX measured by market capitalization. Stocks included in this index cover all sectors of the economy and are not significantly weighted in the retail or any other comparable industry, and are therefore not directly comparable with the Corporation. During the period, the cumulative TSR for C$100 invested in shares was C$(38.88), while the cumulative total return on the S&P/TSX Composite Index was C$33.53. Our compensation program is accordingly designed to align with the long-term success of the Corporation with a focus on incentivizing performance for executing against our long-term growth strategy. The CNGC believes that the current compensation program for NEOs will ensure that our compensation program and individual executive compensation continues to align with the interest of Shareholders.

Compensation – Named Executive Officers

The total compensation for each NEO in respect of Fiscal 2024 is set out below under “Summary Compensation Table – Named Executive Officers”.
1Base Salary
Each NEO’s base salary is determined by assessment of the executive’s performance and is intended to reward the skill, knowledge and experience of the NEO and reflect the level of responsibility and the expected contribution to the Corporation from that executive.
Adjustments to base salaries are determined annually following the end of each fiscal year and may be increased by the CNGC in their discretion, based on the executive’s and Corporation’s achievement of certain objectives, along with an assessment of the competitiveness of the then current compensation. Additionally, base salaries may be adjusted throughout the year if necessary to reflect promotions or other changes to an executive officer’s role or responsibilities, as well as to respond to external market conditions.

Fiscal 2024 base salaries were as follows:

Name	Principal Position	Base Salary
Charles Salameh	Chief Executive Officer	$460,066	(1)
Larry Stock	Chief Financial Officer	$355,000
Jeremy Wubs	Chief Operating Officer	$319,892	(2)
Paula Griffo	Managing Director, VoiP Supply	$226,208	(3)
Nenad Corbic	Chief Technology Officer	$290,816
_______________
Notes:
(1)Mr. Salameh served as the Chief Executive Officer from September 1, 2023 and did not receive any compensation for serving in his role as a Director. His Fiscal 2024 compensation reflects an annualized base salary of $550,000.
(2)Mr. Wubs served as the Chief Operating Officer from September 11, 2023 and his Fiscal 2024 compensation reflects an annualized base salary of $400,000.
(3)Represents a base salary of $220,000 for the period of July 1, 2023 to February 28, 2024 and $240,000 for the period of March 1, 2024 to June 30, 2024.

2Short-Term Incentives
The Corporation has a discretionary annual cash bonus plan for the NEOs and other executive officers of the Corporation which may vary, based on the individual’s position and contribution to the performance of the Corporation and the annual performance of the Corporation.
The performance-based annual bonuses are paid in cash and are designed to motivate and reward the executive officers for achievements as measured against a set of objectives predetermined by the CNGC. The short-term incentive structure is designed to strongly align with overall corporate performance and effective in Fiscal 2024, 80% of annual bonuses are weighted to revenue and Adjusted EBITDA targets and 20% are weighted to the achievement of an executive's pre-established personal goals. These goals are determined by the CEO and/or COO with respect to all executive officers, and by the CNGC in the case of the CEO. Targets are set in the first quarter of the fiscal year based on the Corporation's annual budget and strategic plan. The Corporation does not disclose such annual targets as we believe it would negatively affect our competitive position in the market. Revenue and Adjusted EBITDA growth were selected as they are core metrics that drive shareholder alignment and long-term value creation. In particular, revenue was selected as it is the single most important metric that drives shareholder alignment and long-term value creation, and reflects the Corporation's commitment to focus on growth. Short-term incentives are focused on key drivers of value creation and payout opportunity is capped at 150% of target. In Fiscal 2024, 100% of the CEO, CFO and COO's short-term incentive is tied to specific revenue and adjusted EBITDA targets. With respect to Fiscal 2024, 80% of the CEO's short-term incentive and 50% of the COO's short-term incentive were guaranteed. Beginning in Fiscal 2025, no portion of their bonuses are guaranteed.

The cash bonus to be paid to each NEO for Fiscal 2024 was determined by the CNGC based on an assessment of the performance of the Corporation (taking annual revenue and Adjusted EBITDA growth into consideration) combined with the individual performance of each NEO.

Name	Principal Position	Total Bonus Earned ($)
Charles Salameh	Chief Executive Officer	$440,663
Larry Stock	Chief Financial Officer	$189,088
Jeremy Wubs	Chief Operating Officer	$182,316
Paula Griffo	Managing Director, VoiP Supply	$128,527
Nenad Corbic	Chief Technology Officer	$113,965

3Long Term Incentive Plan
Equity-based awards allow the Corporation to motivate and retain our executive officers for their ongoing contributions to the Corporation. We believe that in providing a significant portion of an executive's total compensation in the form of long-term incentives, we are ensuring the continued alignment of management and Shareholder interests. In connection with the grants of equity-based awards, the CNGC determines the grant size and terms for the Chief Executive Officer, and all other NEOs, on the recommendation of the CEO. As part of their ongoing review of the Corporation's overall compensation practices, the CNGC will be determining the precise go-forward structure of long-term incentive compensation both in terms of quantum and instrument mix. In Fiscal 2024, executives were awarded a combination of 50% RSUs and 50% PSUs, with the exception of the CEO who received additional one-time RSU and PSU grants as part of his Fiscal 2024 compensation. These grants were inducement grants and one-time in nature. Our long-term incentives are focused on value creation, and achievement of such long-term incentives is based on the Corporation's total shareholder return as compared to the Russell 2000. The payout opportunity for NEOs is capped at 150% of target, and the CNGC considers previous grants when determining and new grants.

Summary Compensation Table – Named Executive Officers
The following table sets forth the compensation earned by the NEOs in respect of Fiscal 2024, Fiscal 2023 and Fiscal 2022.

Name and Principal Position	Fiscal Year	Salary ($)		Share-based awards ($)	Option-based awards ($)(7)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)(8)	Total compensation ($)
						Annual incentive plans ($)	Long-term incentive plans ($)
Charles Salameh Chief Executive Officer	2024	$460,066	(1)	$2,021,382	—	$440,663	—	—	—	$2,922,111
	2023	—		—	—	—	—	—	—	$—
	2022	—		—	—	—	—	—	—	$—
Jeremy Wubs Chief Operating Officer	2024	$319,892	(2)	$459,405	—	$182,316	—	—	—	$961,613
	2023	—		—	—	—	—	—	—	$—
	2022	—		—	—	—	—	—	—	$—
Larry Stock Chief Financial Officer	2024	$355,000		$229,703	—	$189,088	—	—	—	$773,791
	2023	$304,808	(3)	$225,802	—	$240,000	—	—	—	$770,610
	2022	$250,000		—	$100,478	$250,000	—	—	—	$600,478
Paula Griffo Managing Director, VoiP Supply	2024	$226,208	(4)	$91,881	—	$128,527	—	—	—	$446,616
	2023	$200,000		$112,901	—	$125,000	—	—	—	$437,901
	2022	$200,000		—	$64,095	$200,000	—	—	—	$464,095
Nenad Corbic Chief Technology Officer	2024	$290,816		$183,762	—	$113,965	—	—	—	$588,543
	2023	$239,317	(5)	$225,802	—	$157,500	—	—	—	$622,619
	2022	$212,339	(6)	—	$100,478	$175,000	—	—	—	$487,817
_______________

Notes:

(1) Mr. Salameh joined the Corporation as CEO on September 1, 2023. His Fiscal 2024 base salary represents an annualized base salary of $550,000.
(2) Mr. Wubs joined the Corporation as COO on September 11, 2023. His Fiscal 2024 base salary represents an annualized base salary of $400,000.
(3) Mr. Stock served as Chief Corporate Officer until October 3, 2022. Effective as of October 3, 2022, Mr. Stock was named Chief Financial Officer. Represents a base salary of $250,000 for the period of July 1, 2022 to October 3, 2022 and $340,000 for the period of October 3, 2022 to June 30, 2023.
(4)    Represents a base salary of $220,000 for the period of July 1, 2023 to February 28, 2024 and $240,000 for the period of March 1, 2024 to June 30, 2024.
(5)    Represents a base salary of C$275,000 for the period of July 1, 2022 to October 20, 2022 and C$340,000 for the period of October 20, 2022 to June 30, 2023.
(6)    Represents a base salary of C$250,000 for the period of July 1, 2021 to September 30, 2021 and C$275,000 for the period of October 1, 2021 to June 30, 2022.
(7)    Amounts shown in this column represent the grant date fair value of options, which has been calculated using the Black-Scholes method and the following assumptions unless otherwise noted. The grant date fair value for these options is the same as the fair value determined for accounting purposes.

	Expected Volatility	Expected Option Life	Risk-free Interest Rate
2022	57.63% - 60.16%	4.5 – 5 years	0.78% - 2.58%

(8) None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary.

Table of Compensation Securities for NEOs
The following table describes the outstanding share-based awards and option-based awards held by NEOs as at June 30, 2024.

Option-based Awards					Shared-based Awards
Name and Principal Position	Number of shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of underlying shares that have not vested (#)	Market or payout value of unvested share based awards ($)(5)	Market or payout value of vested share-based awards not paid out or distributed ($)
Charles Salameh Chief Executive Officer	—	—	—	—	528,000	$1,985,280	—
Jeremy Wubs Chief Operating Officer	—	—	—	—	150,000	$564,000	—
Larry Stock Chief Financial Officer	21,428	17.34(1)	2026-06-30	—	117,500	$441,800	—
	15,000	14.23(2)	2027-03-31	—
Paula Griffo Managing Director, VoiP Supply	14,285	11.40(3)	2025-06-03	—	47,707	$179,378	—
	7,142	17.34(1)	2026-06-30	—
	3,000	14.23(2)	2027-03-31	—
	4,973	8.47(4)	2027-06-30	—
	5,027	8.47(4)	2027-06-30	—
Nenad Corbic Chief Technology Officer	17,857	11.40(3)	2025-06-03	—	102,500	$385,400	—
	21,428	17.34(1)	2026-06-30	—
	15,000	14.23(2)	2027-03-31	—
_______________
Notes:

(1)    Based on an exercise price of C$21.49 per Common Share converted to US$17.34 using an exchange rate of 0.8068, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(2) Based on an exercise price of C$17.78 per Common Share converted to US$14.23 using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(3) Based on an exercise price of C$15.40 per Common Share converted to US$11.40 using an exchange rate of 0.7405, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(4) Based on an exercise price of C$10.92 per Common Share converted to US$8.47 using an exchange rate of 0.7760, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(5) Amounts shown represents the closing price of the Common Shares on the TSX on June 30, 2024, being C$4.98 per Share converted into $3.76 per Common Share using an exchange rate of 0.7552, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2024, multiplied by the number of unvested RSUs and PSUs.

Incentive Plan Awards – Value Vested or Earned During the Year – Named Executive Officers

Name	Principal Position	Option based awards – value vested during the year ($)	Share-based awards – value vested during the year(1)	Non-equity incentive plan compensation – value earned during the year ($)(2)
Charles Salameh	Chief Executive Officer	–	$403,920	$440,663
Jeremy Wubs	Chief Operating Officer	–	–	$182,316
Larry Stock	Chief Financial Officer	–	$472,353	$189,088
Paula Griffo	Managing Director, VoiP Supply	–	$408,220	$128,527
Nenad Corbic	Chief Technology Officer	–	$472,353	$113,965
_______________
Notes:
(1)    Amount shown represents the closing price of the Common Shares on the TSX on June 30, 2023, being C$4.19 per Share converted into $3.16 per Common Share using an exchange rate of 0.7553, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2023, multiplied by the number of vested RSUs.
(2)    This amount represents the Total Bonus Earned in Fiscal 2024. See “Compensation – Named Executive Officers”.
Employment Agreements – Named Executive Officers
Each of our NEOs serves in their respective positions for an indefinite term. Below are the common elements of their employment arrangements, which are subject to mandatory employment and labour standards legislation and regulations as may be applicable to each NEOs’ employment with the Corporation.

Termination “without cause” or resignation for good reason

The Corporation may terminate Mr. Salameh at any time without cause or he may resign for good reason upon payment of: (i) 12 months base salary and (ii) the full annual target amount of the short-term bonus in effect for such fiscal year. In the case of Mr. Stock and Mr. Wubs, they are each entitled to: (i) 12 months base salary, and (ii) any earned but unpaid short-term incentive payable on account of the fiscal year up to the termination date. In the event such termination occurs during the period three months before or ending twelve months after a Change in Control (as defined in the Omnibus Plan), Mr. Salameh is entitled to (i) 150% of his annual base salary, (ii) 150% of the full annual target amount of the short-term bonus in effect for such fiscal year, and (iii) full vesting and lapse of any restrictions on his outstanding unvested equity awards. In the case of Mr. Stock and Mr. Wubs, they are entitled to receive (i) 12 months base salary, (ii) the full annual target amount of the short-term incentive bonus in effect for such fiscal year and (iii) the full vesting and lapse of any restrictions on all of his outstanding unvested equity awards.

Mr. Corbic may be terminated without cause upon payment of all entitlements in accordance with the Ontario Employment Standards Act, 2000, as amended. Ms. Griffo is employed “at will” in accordance with applicable U.S. employment laws.

Termination Benefits
The following table sets out the estimated termination costs (other than for cause) for each of the NEOs assuming that the termination event took place on the last business day of the fiscal year ended June 30, 2024.

NEO	Event	Total(1)
Charles Salameh Chief Executive Officer	Termination without cause or resignation for good reason	$918,399
	Termination without cause or resignation for good reason following a change in control of the Corporation	$3,566,555
Larry Stock Chief Financial Officer	Termination without cause or resignation for good reason	$544,088
	Termination without cause or resignation for good reason following a change in control of the Corporation	$1,297,400
Jeremy Wubs Chief Operating Officer	Termination without cause or resignation for good reason	$502,208
	Termination without cause or resignation for good reason following a change in control of the Corporation	$1,299,404
Paula Griffo Managing Director, VoiP Supply	Termination without cause	$174,680
Nenad Corbic Chief Technology Officer	Termination without cause	$206,273
______________
Notes:
(1)     Amounts do not include accrued amounts for earned but unpaid vacation, prerequisites, allowances and benefits.

Compensation of Non-NEO Directors
In respect of Fiscal 2024, non-NEO Directors of the Corporation were entitled to be paid $50,000 as a cash retainer and $55,000 as an equity retainer as members of the Board.
We do not provide a meeting fee for Board members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach would be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

Summary Compensation Table – Directors
The following table sets out information concerning the compensation earned by the Directors in respect of Fiscal 2024.

Name(1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Allan Brett Director and Lead Independent Director (Member of the Audit Committee and the CNGC)	$50,000	$55,000	—	—	—	—	$105,000
Al Guarino Director (Chair of the Audit Committee)	$50,000	$55,000	—	—	—	—	$105,000
Marc Lederman Director (Member of the Audit Committee and Chair of the CNGC)	$50,000	$55,000	—	—	—	—	$105,000
Joanne Moretti Director (Member of the CNGC)	$50,000	$55,000	—	—	—	—	$105,000
Norman A. Worthington Chair of the Board	$50,000	$55,000	—	—	—	—	$105,000
April Walker Director	—	—	—	—	—	—	$—
_______________
Notes:
(1) Mr. Salameh did not earn any compensation in his capacity as a Director. His compensation in his capacity as Chief Executive Officer in Fiscal 2024 is reflected in the section titled “Compensation – Named Executive Officers” above.

Outstanding Share Based Awards and Option Based Awards – Directors
The following table describes the outstanding share-based awards and option-based awards held by Directors as at June 30, 2024.

Option-based Awards						Share-based Awards
Name	Number of shares underlying unexercised Options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money Options ($)	Number of underlying shares that have not vested (#)	Market or payout value of unvested share based awards ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Allan Brett Lead Independent Director (Member of the Audit Committee and the CNGC)	4,021	$26.97	(1)	2026-02-08	—	—	—	$138,447
	2,503	$18.62	(2)	2026-09-30	—
Al Guarino Director (Chair of the Audit Committee)	4,021	$26.97	(1)	2026-02-08	—	—	—	$138,447
	2,503	$18.62	(2)	2026-09-30	—
Marc Lederman Director (Member of the Audit Committee and Chair of the CNGC)	2,503	$18.62	(2)	2026-09-30	—	—	—	$138,447
Joanne Moretti Director (Member of the CNGC)	—	—		—	—	—	—	$93,256
April Walker Director	—	—		—	—	—	—	—
Norman A. Worthington Chair of the Board	2,503	$18.62	(2)	2026-09-30	—	—	—	$138,447
_______________
Notes:
(1)    Based on an exercise price of C$34.30 per Common Share converted to US$26.97 using an exchange rate of 0.7862, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(2) Based on an exercise price of C$23.73 per Common Share converted to US$18.62 using an exchange rate of 0.7849, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(3)    Amounts shown represents the closing price of the Common Shares on the TSX on June 30, 2024, being being C$4.98 per Share converted into $3.76 per Common Share using an exchange rate of 0.7552, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2024, multiplied by the number of vested DSUs.

Incentive Plan Awards – Value Vested or Earned During the Year – Directors

Name	Option based awards – value vested during the year ($)	Share-based awards – value vested during the year	Non-equity incentive plan compensation – value earned during the year ($)
Allan Brett Lead Independent Director (Member of the Audit Committee and the CNGC)	—	$55,000	$50,000
Al Guarino Director (Chair of the Audit Committee and Member of the CNGC)	—	$55,000	$50,000
Joanne Moretti Director ( Member of the CNGC)	—	$55,000	$50,000
Marc Lederman Director (Member of the Audit Committee and Chair of the CNGC)	—	$55,000	$50,000
Norman A. Worthington Chair of the Board	—	$55,000	$50,000
SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table provides information as of the date of the end of Fiscal 2024, regarding the number of Common Shares to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the Option Plan. Other than the proposed ESPP, the Corporation does not have any equity compensation plans that have not been approved by Shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights (US$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders – Legacy Option Plan and Omnibus Plan(1)	1,741,839	$15.21	1,592,626
Equity compensation plans not previously approved by securityholders	Nil	Nil	Nil
Total	1,741,839	$13.58	1,592,626
_______________
Notes:
(1)    See “Equity Incentive Plans” for a description of the material features of the Legacy Option Plan and the Omnibus Plan.

REPORT ON CORPORATE GOVERNANCE
Maintaining a high standard of corporate governance is a top priority for the Board and the Corporation’s management as it believes that this will help create and maintain shareholder value in the long term. The Board has carefully considered its corporate governance practices against the corporate governance guidelines set out in National Policy 58-201 – Corporate Governance Guidelines and believes that the

Corporation is well aligned with such guidelines. The Corporation has formally adopted a set of charters and corporate governance policies which are referred to throughout this Circular. The Chairman of the Board is Mr. Norm Worthington and lead independent director is Allan Brett.
Overview
To achieve best practices and comply with applicable governance standards, the Corporation has adopted comprehensive corporate governance policies such as a: Code of Business Conduct and Ethics, Audit Committee Charter, CNGC Charter, Corporate Governance Committee Charter, Diversity Policy, Whistleblower Policy, Compensation Clawback Policy, Modern Anti-Slavery Policy and Insider Trading Policy.
Independence of Directors
Upon the election of the directors put forth for nomination at the Meeting, the Board will consist of a total of seven directors of which Allan Brett, Al Guarino, Marc Lederman, Joanne Moretti and April Walker are considered “independent” as such term is defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices. Charles Salameh is not considered independent as he is an executive officer of the Corporation and Norm Worthington (Chair of the Board) is not considered independent as he served as Executive Chair within the last three years.
The independent board members meet independently with the auditors annually and otherwise as necessary throughout the year.
Based on the breadth and depth of their experience, the Corporation’s independent Directors each play an important leadership role on the Board and have considerable influence on decisions of the Board. All Directors, including the independent Directors, are invited to openly provide their thoughts and opinions. Each of the Board committees has an independent chair that takes a leadership role during meetings related to the scope of each committee's mandate. In addition, the independent Directors are empowered to meet as necessary throughout the year.
None of the proposed directors serve on the board of directors of a reporting issuer or the equivalent in a foreign jurisdiction.
Lead Independent Director
In 2023, Mr. Brett was appointed lead independent Director of the Corporation. The Board has developed a written position description for the lead independent Director and considers the lead independent Director to be primarily responsible for providing independent and capable leadership.

Chair of the Board

The Board has developed a written position description for the Chair of the Board. The Chair has four primary roles: (a) to act as the chair of the meetings of the shareholders and as the presiding director at Board meetings and to manage the activities of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities; (b) to facilitate effective communications and relations with all stakeholders and the general public with particular emphasis on working with the Board and its appointees to facilitate timely decision- making; (c) to work as an advisor to the CEO and senior management team ensuring that the performance and information requirements of the Board are met; and (d) to act as one of the primary spokespersons for the Corporation.

Orientation
The Corporation has developed a directors’ handbook, which includes Board and Committee mandates, the Code of Business Conduct and Ethics for employees, insider trading policies and other relevant information. All new directors are given this briefing upon their appointment. The material is reviewed and updated as required.
Board Mandate
The Board has approved a Board and Committee Mandates. The Board Mandate is appended as Schedule “C” of this Circular.

Continuing Education

Our Board recognizes ongoing director education as an important component of good governance. Directors are expected to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments.
While directors take personal responsibility for staying current, the CNGC will ensure appropriate continuing education opportunities are available for our Directors to maintain the skill and knowledge necessary to fulfill their duties as directors.
As part of the continuing education of directors, management has periodic meetings with the Directors at which executive management update the Directors on key business issues.
Code of Business Conduct and Ethics
The Board has adopted a written Code of Business Conduct and Ethics for its employees, officers, and directors. A copy of the Code of Business Conduct and Ethics may be found on SEDAR+ at www.sedarplus.ca. The Board will monitor compliance, including through receipt by the Audit Committee of reports of unethical behavior. See “Whistleblower Policy” below.
Nomination of Directors
The CNGC co-ordinates and manages the process of recruiting, interviewing, and recommending candidates to the Board. This CNGC has a formal written charter which outlines the CNGC’s responsibilities, requisite qualifications for new directors, the appointment and removal of directors and the reporting obligations to the Board. In addition, the CNGC is given authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.
Term Limits
The Board has not adopted director term limits, mandatory retirement ages or other automatic mechanisms. The CNGC seeks to maintain a Board composition that reflects a mix of the best skills and experience required to oversee the Corporation. The CNGC is also expected to conduct annual Board effectiveness assessments and report such results to the Board.
Assessments
The Board, through the CGNC, will regularly assess the overall performance of the Board, the committees, and the individual directors through a combination of formal and informal means, including the distribution of a Board Effectiveness Survey. The Board then takes whatever steps are necessary, based on the results of the Board Effectiveness Survey, to make any changes necessary to enhance the performance of the Board.
Business Conduct and Ethics
The Corporation has adopted a written Code of Business Conduct and Ethics that applies to all of our Directors, officers and employees, with the aim of maintaining the integrity, reputation, honesty, objectivity and impartiality of the Corporation, including its subsidiaries. Our Code of Business Conduct and Ethics is an internally facing policy, designed to set out our expectations of our employees in how they conduct themselves in their business dealings on behalf of the Corporation and in the performance of their duties. This includes guidance in the areas of ethical conduct in dealing with customers, suppliers and co-workers; avoiding conflicts of interest; compliance with applicable laws; and reporting of any violations of the code itself.
Whistleblower Policy
The Corporation’s whistleblower policy establishes procedures for employees to confidentiality and anonymously submit concerns to a third-party reporting system regarding any matter which an individual believes is in violation of the Code of Business Conduct and Ethics.

Compensation Clawback Policy
The Corporation's Compensation Clawback policy is designed to recoup incentive compensation from executives that was previously paid or awarded under certain circumstances, including in order to comply with the requirements stipulated by Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the listing standards adopted by NASDAQ.

Insider Trading Policy

The Corporation’s Insider Trading Policy prohibits anyone with knowledge of material information in the affairs of the Corporation that has not been generally disclosed to the public from buying or selling any of the Corporation’s securities, informing anyone of such information or advising anyone to buy, sell, hold or exchange the Corporation’s securities (or any other securities who price or value may reasonably be expected to be affected by material information affecting the Corporation) or disclosing such information to a third party who does so profit.
Diversity

The Corporation believes in diversity and the potential for diversity in the composition of the Board and senior management of the Corporation, to advance the best interests of the Corporation. Having a Board composed of members with diverse skills, experience, backgrounds and perspective provides the Corporation with, among other things, a competitive advantage, a robust understanding of opportunities, issues and risks, inclusion of different concepts, ideas and relationships, enhanced decision-making and dialogue, and heightened capacity for oversight of the Corporation and its governance.
In support of the Corporation’s commitment to diversity at the Board and senior management levels, the Board has adopted a diversity policy (the “Diversity Policy”) that emphasizes the Board’s belief in the importance of diversity and its recognition that the process applicable to determining the composition of the Board and senior management will have a significant impact on attracting and retaining individuals throughout the Corporation.
Diversity, including the level of representation of women, will be considered by the Corporation, the Board and the CNGC in the identification and nomination of Directors and in the hiring of senior management. The Board has adopted processes for the nomination and evaluation of individuals as members of the Board and its committees that are based on objective merit-based criteria, and which afford due regard to the potential benefits of diversity. Similar processes are to be used for the hiring and evaluation of senior management of the Corporation.
Currently, (a) three of our executive officers are women, representing approximately 33% of all executive officers, as compared to 14% in Fiscal 2023, and (b) two of seven directors are women, representing approximately 28.6% of all directors, as compared to 16.67% in Fiscal 2023, reflecting the Corporation's commitment to diversity. The Corporation has not adopted a target regarding women in executive officer positions and directors who are women. The level of representation of women has been, and will continue to be, considered by the Corporation, the Board and the CNGC when making executive officer appointments. The CNGC will consider the level of female representation and diversity in senior positions as one of the factors in its search process. Management and the CNGC will continuously monitor the level of female representation in senior positions and specifically recruit qualified female candidates as the need arises. Targets or quotas based on specific criteria could limit the Board and management's ability to ensure that the overall composition of the Board and executive officers meets the needs of the Corporation and its Shareholders. The Board will review the Diversity Policy annually and assess its effectiveness in connection with the composition of the Board and senior management. The Corporation will annually report in our management information circular on the process we have used in relation to Board appointments and senior management hires and will include a summary of the Diversity Policy, and the progress we have made towards achieving its purpose.
The Board, and the CNGC in particular, recognizes the importance and value of increasing diversity at the Board level. In addition, our Diversity Policy addresses the identification and nomination of female directors and sets out the Board’s commitment to creating a diverse Board. Mr. Lederman became Chair of the CNGC in Fiscal 2023. In April 2023, we added Ms. Moretti to the Board, well ahead of our previously announced target of June 30, 2023. In February 2023, the Corporation announced the departure of its CEO. The CNGC was tasked by the Board to lead the search for a new CEO to join the Corporation. Following an exhaustive search, the CNGC identified a new CEO, Mr. Salameh, who joined the Corporation effective September 1, 2023. With the addition of the new CEO, the CNGC turned its focus back to the search for additional female directors, looking particularly at the competencies and skills required given the current composition of the Board. Following the CEO search, in furtherance of the Corporation's commitment to diversity and as outlined in our fiscal 2023 management information circular, the CNGC identified an extremely qualified candidate, Ms. April Walker, who joined the Board on July 1, 2024. The CNGC has taken major steps towards increasing female representation on its Board and remains dedicated to furthering the Corporation's diversity, including at the Board level by continuing to look at opportunities.

Committees of the Board
In Fiscal 2024, the Board had two committees: (i) the Audit Committee, and (ii) the CNGC.
During Fiscal 2024, the following directors served on the following committees with the following attendance:

Director	Audit	CNGC
Allan Brett	Member (4/4)	Member (6/6)
Al Guarino	Chair (4/4)
Joanne Moretti		Member (6/6)
Marc Lederman	Member (4/4)	Chair (6/6)

Audit Committee
The Audit Committee currently comprises Al Guarino (Chair), Allan Brett and Marc Lederman. Each member of the Audit Committee is independent and financially literate for purposes of National Instrument 52-110 – Audit Committees, the Listing Rules of NASDAQ (the “NASDAQ Listing Rules”) and U.S. federal securities laws. The Corporation’s AIF dated September 18, 2024, a copy of which is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca, contains further disclosure with respect to the Corporation’s Audit Committee.
The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibilities, such as:
•being directly responsible for overseeing the work of the external auditor;
•reviewing the Corporation’s financial statements and related information;
•reviewing procedures for the review of the Corporation’s public disclosure; and
•reviewing management’s design, implementation and effective conduct of internal controls over financial reporting of disclosure controls and procedures.
The Board considers the Chair of the Audit Committee to be primarily responsible for setting the tone for the Audit Committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations, setting the agenda and running the meetings of the committee.
CNGC

The CNGC currently comprises Marc Lederman (Chair), Allan Brett and Joanne Moretti. Each member of the CNGC is an independent director. The responsibilities, powers and operation of the CNGC are set out in a written charter and are described in the section above “Compensation – Compensation and Nominating Committee”.
The Board considers the Chair of the CNGC to be primarily responsible for setting the tone for the CNGC work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the CNGC’s operations, reporting to the Board on the CNGC’s decisions and recommendations, setting the agenda and running the meetings of the CNGC.

CEO Position Description

The CEO is accountable to the Board for providing overall leadership and direction to the Corporation. The CEO has direct access to the Board. The CEO supports the Board and its mandate and is accountable for ensuring the Corporation operates within the policy and strategy framework established by the Board. The CEO provides advice and counsel to the Board in all matters impacting the Corporation and provides effective operational leadership to the management and staff of the organization

Environmental, Social and Governance
The Corporation understands that environmental, social and governance (“ESG”) matters are increasingly valued by its various stakeholders and is committed to reviewing and improving its ESG practices. The Board is responsible for monitoring the Corporation’s approach to ESG matters, including: (i) compliance with applicable environmental laws and regulations, (ii) actively promoting and supporting diversity and inclusion and (iii) promoting a culture that emphasizes and values ESG matters. The Corporation is currently developing an appropriate policy to further codify its commitment to ESG performance and transparency.
Shareholder Engagement
Both management and the Board encourage regular and constructive engagement directly with Shareholders. Certain members of the Board frequently contact a target list of the Corporation’s largest Shareholders to solicit feedback. Additionally, management regularly engages with Shareholders, including on a quarterly basis through annual and quarterly reports, news releases and our quarterly conference call, which is available to all Shareholders to review the financial and operating results of the most recently completed quarter. Several of our Management also regularly attend and speak at various investor conferences with groups of investors and potential investors. Shareholders are welcome to contact the Corporation’s senior management team by e-mailing us at: investorrelations@sangoma.com or by mail to: Investor Relations, Sangoma, 100 Renfrew Drive, Suite 100, Markham, ON, Canada L3R9R6
EQUITY INCENTIVE PLANS
The Corporation has an omnibus equity incentive plan (the "Omnibus Plan") and a legacy stock option plan (the “Legacy Option Plan”). If approved at this Meeting, the Corporation will also establish the proposed ESPP. The material features of the ESPP are described above under “Approval of Employee Share Purchase Plan”. The complete text of the ESPP has been appended to this Circular as Schedule “B”.
Omnibus Plan
The material features of the Omnibus Plan are summarized below. The following discussion is qualified entirely by the full text of the Omnibus Plan.
Shares Subject to the Omnibus Plan

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of Common Shares available for issuance pursuant to awards granted under the Omnibus plan will not exceed 10% of Sangoma’s total issued and outstanding Common Shares from time to time (the “Reserved Shares”).
The Omnibus Plan is considered to be an “evergreen” plan, since the Common Shares covered by any awards that are terminated or cancelled for any reason prior to exercise in full will be added back to the number of Common Shares reserved for issuance under the Omnibus Plan and the total number of awards available to grant increases as the number of issued and outstanding Common Shares increases.
Insider Participation Limit
The Omnibus Plan provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Common Shares.

Furthermore, the Omnibus Plan provides that (a) the Corporation shall not make grants of awards to non-employee directors, if after giving effect to such grants of awards, the aggregate number of Common Shares issuable to non-employee directors, at the time of such grant under all of the Corporation’s security-based compensation arrangement, would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (b) within any one financial year of the Corporation, the aggregate fair market value on the date of grant of all awards granted to any one non-employee director under all of the Corporation’s security-based compensation arrangements shall not exceed $150,000, provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or other director fees, or (ii) a one-time initial grant to a non-employee director upon such director joining the Board.
Any Common Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the Omnibus Plan.
Maximum Issuable to One Person
Except for the insider participation limits set forth above, the Omnibus Plan does not provide for a maximum number of Common Shares which may be issued to an individual pursuant to the plan and any other share compensation arrangement (expressed as a percentage or otherwise).
Types of Awards
The Omnibus Plan provides for the grant of options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”, and together with the Options, RSUs and PSUs, the “Awards”). All Awards will be granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”).
Administration of the Omnibus Plan
The Omnibus Plan will be administered by the Board, which may delegate its authority to any duly authorized committee of the Board (the “Plan Administrator”). The Plan Administrator will determine which Directors, officers, consultants and employees are eligible to receive awards under the Omnibus Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Corporation, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.
In addition, the Plan Administrator shall interpret the Omnibus Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Omnibus Plan or any awards granted under the Omnibus Plan as it deems appropriate.
Eligibility
All Directors, officers, consultants and employees are eligible to participate in the Omnibus Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Plan will be determined in the discretion of the Plan Administrator.
Description of Awards
Awards of Options, RSUs, PSUs and DSUs may be made under the Omnibus Plan. All of the awards described below will be subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Plan, and will generally be evidenced by an Award Agreement. In addition, subject to the limitations provided in the Omnibus Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.
Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares listed on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the Omnibus Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the participant. The Plan Administrator will have the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Omnibus Plan, such as vesting conditions relating to the attainment of specified performance goals.
Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Corporation indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to the provisions of the Omnibus Plan, the Corporation will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having an aggregate fair market value equal to the In-the-Money Amount. Any Options surrendered in connection with a Cashless Exercise will not be added back to the number of Common Shares reserved for issuance under the Omnibus Plan.
Restricted Share Units
A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).
The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs (including the elected amount, as applicable), as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the Code, to the extent applicable.
Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Common Shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Corporation shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Omnibus Plan and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.
Performance Share Units
A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).
The Plan Administrator has the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash, in each case as determined by the Plan Administrator in its discretion. Any such cash payments made by the Corporation to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Omnibus Plan and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Common Share shall be issued for cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.
Deferred Share Units
A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Corporation to a director in a calendar year for service on the Board (the “Director Fees”) that is to be payable in the form of DSUs. In addition, each director will be given, subject to the provisions of the Omnibus Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.
Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant or be subject to a one-year vesting. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Common Share on the date of grant. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Omnibus Plan by the Corporation to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.
Dividend Equivalents
RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Value at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.
Black-out Periods
If an award expires during, or within five business days after, a routine or special trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the Omnibus Plan, unless the delayed expiration would result in negative tax consequences to the holder of the award, the award shall expire ten business days after the trading black-out period is lifted by the Corporation.
Term
The Board will set the term of Stock Options granted under the plan and such term cannot exceed ten years. While the Omnibus Plan will not stipulate a specific term for awards granted thereunder,

shareholder approval shall be required to permit an award to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a blackout period of the Corporation. All awards must vest and settle in accordance with the provisions of the Omnibus Plan and any applicable Award Agreement, which may include an expiry date for a specific award.
Termination of Employment or Services
The following table describes the impact of certain events upon the participants under the Omnibus Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, Award Agreement or other written agreement and subject to applicable employment standards legislation or regulations applicable to the participant’s employment or other engagement with the Corporation or any of its subsidiaries:

Event	Provisions
Termination for Cause
•Any unvested awards held that have not been exercised, settled or surrendered as of the Termination Date (as defined in the Omnibus Plan) shall be immediately forfeited and cancelled.
•Any vested awards may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

Resignation
Termination without Cause
Disability
•Any award held by the participant that has not vested as of the date of the Disability (as defined in the Omnibus Plan) of such participant but is scheduled to vest within the next year shall vest on such date and may be exercised or surrendered to the Corporation by the participant at any time until the expiry date of such award. All other unvested awards shall be immediately forfeited and cancelled.

Death
•Any award held by the participant that has not vested as of the date of the death of such participant but is scheduled to vest within the next year shall vest on such date and may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the first anniversary of the date of the death of such participant, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. All other unvested awards shall be immediately forfeited and cancelled.

Notwithstanding the foregoing, the Plan Administrator may, in its discretion, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.
Change in Control
Under the Omnibus Plan, except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and a participant:
(a)If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment is terminated without Cause (as defined in the Omnibus Plan), without any action by the Plan Administrator:

(i)any unvested awards held by the participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; and
(ii)any vested awards may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.
(b)Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Corporation may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Tax Act, granted under the Omnibus Plan at the time of, and subject to the completion of, the Change in Control transaction by paying to each holder an amount equal to the fair market value of his or her respective award (as determined by the Plan Administrator, acting reasonably) at or within a reasonable period of time following completion of such Change in Control transaction.
Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Corporation’s assets, (c) the dissolution or liquidation of the Corporation, (d) the acquisition of the Corporation via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, or (e) individuals who comprise the Board at the last annual meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board.
Non-Transferability of Awards
Unless otherwise provided by the Plan Administrator, and except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a participant by will or as required by law, no assignment or transfer of awards granted under the Omnibus Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted.
Amendments to the Omnibus Plan
The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Omnibus Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer (as such term is defined in the Omnibus Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio.
Notwithstanding the above, and subject to the rules of the TSX (which requires approval of disinterested Shareholders), the approval of Shareholders is required to effect any of the following amendments to the Omnibus Plan:
(a)increasing the number of Common Shares reserved for issuance under the Omnibus Plan, except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;
(b)increasing or removing the 10% limits on Common Shares issuable or issued to insiders;
(c)reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;
(d)extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period);
(e)permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);
(f)increasing or removing the limits on the participation of non-employee directors;
(g)permitting awards to be transferred to a person;
(h)changing the eligible participants; and
(i)deleting or otherwise limiting the amendments which require approval of the Shareholders.
Except for the items listed above, amendments to the Omnibus Plan will not require Shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Corporation for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.
Anti-Hedging Policy
Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.
Financial Assistance
The Corporation will not provide financial assistance to participants under the Omnibus Plan to facilitate payment of the exercise price of options.
Legacy Option Plan
Prior to shareholder approval of the Omnibus Plan on December 11, 2022, the Corporation granted options to acquire Shares to certain executive officers, employees and consultants under the Legacy Option Plan. No additional grants are made under the Legacy Option Plan, however all outstanding grants previously made under the Legacy Option Plan continue to be governed by the terms thereof. The material features of the Legacy Option Plan are summarized below. The following discussion is qualified entirely by the full text of the Legacy Option Plan.
The exercise price (which is payable in full upon exercise) shall be set by the Board in accordance with the applicable rules of the stock exchange upon which the Common Shares are listed at the date the option is granted and the term of any option shall not exceed five (5) years. The Board also approves the vesting period or periods of options granted under the Option Plan.
The Corporation does not provide financial assistance to participants under the Option Plan to facilitate payment of the exercise price of options.
The Option Plan also includes the following terms, among others:
(a)the number of Common Shares reserved for issuance to any one person within a one-year period shall not exceed 5% of the outstanding Common Shares at the time of the grant (on a non-diluted basis);

(b)the exercise price for each option shall be fixed by the Board but cannot be less than the “market price” on the date the option is granted. The “market price” is equal to the closing price of the Common Shares as reported by the stock exchange upon which the Common Shares are listed or other published market upon which the Common Shares are quoted or traded, on the day immediately preceding the day upon which the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for the day immediately preceding the day upon which the option is granted. If the Board determines that an option is to be granted at a future date “market price” shall be deemed to be the greater of the weighted average trading price of the Common Shares as reported for the five (5) trading days preceding the date of the grant and the Discounted Market Price (as defined under the policies of the TSX Venture Exchange) on the date of the grant;
(c)options shall expire not more than five years from the grant date;
(d)options terminate within a period of time following an optionholder ceasing to be a director, officer, employee or consultant of the Corporation or of a subsidiary of the Corporation. However, in the event of death, options will expire at the earlier of the end of the original option period or 180 days after the date of death;
(e)the number of Common Shares issuable to insiders of the Corporation at any time pursuant to all of the Corporation’s share compensation arrangements shall not exceed 10% of the outstanding Common Shares at the time of grant, on a non-diluted basis, and the number of Common Shares issued to insiders of the Corporation, within any one year period, pursuant to all of the Corporation’s share compensation arrangements, shall not exceed 10% of the outstanding Common Shares at the time of grant, on a non-diluted basis;
(f)the number of Common Shares issuable to any one insider of the Corporation within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 5% of the outstanding Common Shares at the time of grant, on a non-diluted basis;
(g)the number of options which may be issued to a consultant within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 2% of the outstanding Common Shares at the time of grant, on a non-diluted basis;
(h)the number of options issued to an employee of the Corporation or a subsidiary that conducts investor relation activities under the Plan within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 2% of the Common Shares outstanding at the time of grant, on a non-diluted basis;
(i)options are not transferable otherwise than by will or by the laws of descent and distribution, and options are exercisable, during the holder’s lifetime, only by the holder; and
(j)provisions for adjustment in the number of Common Shares issuable thereunder in the event of the subdivision, consolidation, reclassification or change of the shares, a merger or other relevant changes in the Corporation’s capitalization.
The Board may, with the approval of the TSX, NASDAQ and any other stock exchanges and regulatory authorities having jurisdiction over the affairs of the Corporation, at any time amend, revise or terminate the Option Plan if and when it is advisable in the discretion of the Board, except that the consent of an optionholder is required if such amendment, revision or termination would adversely affect the rights of such optionholder under any option granted to him, her or it.

Burn Rate
The following table sets forth the annual burn rate, calculated in accordance with the rules of the TSX, in respect of the Omnibus Plan for the most recently completed financial year since its adoption on December 12, 2023:

Plan	Fiscal 2024
Annual Burn Rate(1)	3.98%
______________
Notes:

(1)    The annual burn rate is calculated as follows and expressed as a percentage: the number of securities granted under the Omnibus Plan during the applicable fiscal year divided by the weighted average number of Common Shares of the Corporation outstanding for the applicable fiscal year, as required to be calculated and disclosed pursuant to Sections 613(p) and 613(d)(iii) of the TSX Company Manual.

NASDAQ CORPORATE GOVERNANCE

The Corporation is a “foreign private issuer” as defined under the NASDAQ Listing Rules. In such capacity, the Corporation is not required to comply with all of the corporate governance requirements of the NASDAQ Listing Rules, and is permitted under NASDAQ Listing Rule 5615(a)(3) to follow home country practice in lieu of the requirements of the Rule 5600 Series of the NASDAQ Listing Rules, the requirement to disclose third-party director and nominee compensation set forth in NASDAQ Listing Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in NASDAQ Listing Rule 5250(d), subject to several exceptions, including a requirement that the Corporation have an audit committee that satisfies NASDAQ Listing Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirements under the Exchange Act. The Corporation has reviewed NASDAQ’s corporate governance requirements and confirms that the Corporation is in compliance in all material respects with NASDAQ’s corporate governance standards. The manner in which the Corporation’s corporate governance practice differs from NASDAQ’s corporate governance requirements is further described in the Corporation’s NASDAQ Corporate Governance disclosure, which can be viewed on the Corporation’s website at www.sangoma.com
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS
As of the date hereof, none of the Directors, executive officers, employees, former executive officers or former employees of the Corporation or any of its subsidiaries, and none of their respective associates, is indebted to the Corporation or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation or any of its subsidiaries.
INDEMNIFICATION AND DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
In Fiscal 2024, the Corporation purchased directors’ & officers’ liability insurance coverage (“D&O Insurance”) for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance was $875,000 plus applicable taxes and fees and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $15,000,000 plus an additional $10,000,000 of Side A coverage. The D&O Policy has deductibles ranging from nil to US$5,000,000, depending on the type of claim being made. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims and claims for statutory liabilities.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as described elsewhere in this Circular, to the knowledge of the Directors of the Corporation, no informed person of the Corporation, no proposed Director of the Corporation and no associate or affiliate of any such informed person or proposed Director, during the year ended June 30, 2024 has or has had any material interest, direct or indirect, in any transaction which has or would materially affect the Corporation or any of its subsidiaries.
For purposes hereof, “informed person” means (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation, if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Other than as described elsewhere in this Circular, to the knowledge of the Directors and executive officers of the Corporation, other than the election of Directors, no person who has been a Director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, none of the proposed nominees for election as Directors of the Corporation, and no associate or affiliate of any of the foregoing, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited comparative consolidated annual financial statements and Management’s Discussion and Analysis for the year ended June 30, 2024. Shareholders may contact the Chief Financial Officer of the Corporation at (905) 474-1990, or in writing at the registered address of the Corporation, to request copies of these documents.
APPROVAL OF BOARD OF DIRECTORS
The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the applicable regulatory authorities, have been approved by the directors of the Corporation.
DATED as of October 16, 2024.

SANGOMA TECHNOLOGIES CORPORATION
Per:	“Charles Salameh”
Name: Charles Salameh
Title: Chief Executive Officer and Director

Schedule A
ESPP Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.    The proposed global employee share purchase plan (the “ESPP”) of the Corporation, in substantially the form described in and appended as Schedule “B” to the Corporation’s management information circular dated October 16, 2024, be and is hereby authorized and approved.

2.    The maximum number of common shares in the capital of the Corporation (the “Shares”) authorized and reserved for issuance under the ESPP shall be 674,000 Shares.

3.    Any one or more director or officer of the Corporation are hereby authorized and directed to execute, deliver, register and file in the name and on behalf of the Corporation, any certificates, instruments, agreements, notices, affidavits, supporting material and other documents, and to obtain any required consents, approvals and to do any other acts and things as in the opinion of such person(s) may be necessary or desirable to give full effect to the above resolutions.

4.    All acts performed and any documents executed, delivered, filed or registered prior to the date of these resolutions by a director or officer of the Corporation on behalf of the Corporation, relating to matters dealt with in these resolutions are approved, ratified and confirmed.

Schedule B
ESPP
See attached.

Schedule C
Board Mandate
See attached.